Exhibit 99.26

Interim Consolidated Financial Statements

(In thousands of Canadian dollars)

THERATECHNOLOGIES INC.

Three and six-month periods ended May 31, 2018 and 2017

(Unaudited)

THERATECHNOLOGIES INC.

Table of Contents

(In thousands of Canadian dollars)

(Unaudited)

Page

Interim Consolidated Statements of Financial Position	1

Interim Consolidated Statements of Comprehensive Loss	2

Interim Consolidated Statements of Changes in Equity	3 - 4

Interim Consolidated Statements of Cash Flows	5

Notes to Interim Consolidated Financial Statements	6 - 18

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Financial Position

(In thousands of Canadian dollars)

As at May 31, 2018 and November 30, 2017

(Unaudited)

	Note	May 31, 2018	November 30, 2017

Assets
Current assets:
Cash		$3,031	$1,760
Bonds and money market funds		13,923	21,303
Trade and other receivables		10,091	9,737
Inventories	5	11,132	9,339
Prepaid expenses		1,157	1,012
Derivative financial assets		2,748	1,444

Total current assets		42,082	44,595

Non-current assets:
Bonds and money market funds		7,195	9,866
Property and equipment		77	62
Intangible assets		20,852	21,772

Total non-current assets		28,124	31,700

Total assets		$70,206	$76,295

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$25,028	$23,201
Provisions	6	1,360	753
Current portion of long-term obligation	7	4,617	4,676

Total current liabilities		31,005	28,630

Non-current liabilities:
Long-term obligation	7	–	4,543

Total non-current liabilities		–	4,543

Total liabilities		31,005	33,173

Equity
Share capital	8	334,591	328,660
Contributed surplus		10,260	15,115
Deficit		(305,812)	(300,725)
Accumulated other comprehensive income		162	72

Total equity		39,201	43,122

Commitments	12
Subsequent events	14

Total liabilities and equity		$70,206	$76,295

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Comprehensive Loss

(In thousands of Canadian dollars, except per share amounts)

Three-month periods and six-month periods ended May 31, 2018 and 2017

(Unaudited)

			For the three-month periods ended May 31,		For the six-month periods ended May 31,

	Note		2018	2017	2018	2017

			$	$	$	$

Revenues:
Net sales			12,326	10,015	22,543	19,049
Royalties and licence fees			–	1	1	2

			12,326	10,016	22,544	19,051

Operating expenses:
Cost of sales:
Cost of goods sold			2,049	1,179	3,234	2,265
Other production related (income) costs			162	(125)	2	53
Royalties			578	987	1,699	1,773
Research and development expenses			2,436	3,654	4,834	5,674
Selling and market development expenses	3		7,651	7,191	14,344	10,958
General and administrative expenses			1,642	1,698	3,155	2,932

			14,518	14,584	27,268	23,655

Loss from operating activities			(2,192)	(4,568)	(4,724)	(4,604)

Finance income	4		100	84	200	149
Finance costs	4		(368)	(4,625)	(563)	(6,897)

			(268)	(4,541)	(363)	(6,748)

Net loss for the period			(2,460)	(9,109)	(5,087)	(11,352)

Other comprehensive income (loss), net of tax:
	Items that may be reclassified to profit (loss) in the future:
Net change in fair value of available-for-sale financial assets, net of tax			1	2	(41)	9
Exchange differences on translation			388	797	131	492

			389	799	90	501

Total comprehensive loss for the period			(2,071)	(8,310)	(4,997)	(10,851)

Basic and diluted loss per share	8	(b)	(0.03)	(0.12)	(0.07)	(0.16)

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Changes in Equity

(In thousands of Canadian dollars)

Six-month periods ended May 31, 2018 and 2017

(Unaudited)

For the six-month period ended May 31, 2018

							Accumulated other comprehensive income (loss)

			Share capital
			Number		Contributed
	Note		of shares	Amount	surplus	Deficit		Total

				$	$	$	$	$
Balance as at November 30, 2017			74,962,050	328,660	15,115	(300,725)	72	43,122

Total comprehensive loss for the period
Net loss for the period			–	–	–	(5,087)	–	(5,087)
Other comprehensive (loss) income:
Net change in fair value of available-for-sale financial assets, net of tax			–	–	–	–	(41)	(41)
Exchange difference on translation			–	–	–	–	131	131

Total comprehensive loss for the period			–	–	–	(5,087)	90	(4,997)

Transactions with owners, recorded directly in equity
Share-based compensation plan:
Share-based compensation for stock option plan			–	–	633	–	–	633
Exercise of stock option:
Monetary consideration			193,068	321	–	–	–	321
Attributed value			–	239	(239)	–	–	–
Exercise of broker option			39,390	156	(34)	–	–	122
Issuance of common shares - TaiMed	8	(c)	1,463,505	5,215	(5,215)	–	–	–

Total contributions by owners			1,695,963	5,931	(4,855)	–	–	1,076

Balance as at May 31, 2018			76,658,013	334,591	10,260	(305,812)	162	39,201

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Changes in Equity (continued)

(In thousands of Canadian dollars)

Six-month periods ended May 31, 2018 and 2017

(Unaudited)

For the six-month period ended May 31, 2017

					Accumulated
	Share capital				other
	Number		Contributed		comprehensive
	of shares	Amount	surplus	Deficit	income	Total

		$	$	$	$	$

Balance as at November 30, 2016	65,996,069	291,529	14,190	(280,667)	1,839	26,891

Total comprehensive loss for the period
Net loss	–	–	–	(11,352)	–	(11,352)
Other comprehensive income:
Net change in fair value of available-for-sale financial assets, net of tax	–	–	–	–	9	9
Exchange differences on translation	–	–	–	–	492	492

Total comprehensive (loss) income	–	–	–	(11,352)	501	(10,851)

Transactions with owners, recorded directly in equity
Public issue of common shares	5,323,000	16,501	–	–	–	16,501
Issue of broker options	–	–	183	–	–	183
Share issue costs	–	–	–	(1,608)	–	(1,608)
Exercise of broker warrants	124,000	360	(62)	–	–	298
Exercise of common share purchase warrants	1,520,400	8,711	(20)	–	–	8,691
Exercise of broker options	139,995	554	(120)	–	–	434
Issue of common shares - TaiMed	906,077	4,001	–	–	–	4,001
Share based compensation plan:
Share based compensation for stock option plan	–	–	617	–	–	617
Exercise of stock option:
Monetary consideration	52,834	25	–	–	–	25
Attributed value	–	19	(19)	–	–	–

Total contributions by owners	8,066,306	30,171	579	(1,608)	–	29,142

Balance as at May 31, 2017	74,062,375	321,700	14,769	(293,627)	2,340	45,182

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Cash Flows

(In thousands of Canadian dollars)

Three-month periods and six-month periods ended May 31, 2018 and 2017

(Unaudited)

		For the three-month periods		For the six-month periods
		ended May 31,		ended May 31,
	Note	2018	2017	2018	2017

		$	$	$	$

Cash provided from (used in):
Operating
Net loss		(2,460)	(9,109)	(5,087)	(11,352)
Adjustments for:
Depreciation of property and equipment		6	7	10	12
Amortization of intangible assets		532	509	1,008	1,008
Change in deferred revenue		–	–	–	(43)
Share-based compensation for stock option plan		438	485	633	617
Write-down (reversal of) of inventories	5	162	(172)	(2)	(47)
Change in fair value of derivative financial assets		(1,306)	(515)	(1,336)	(812)
Change in fair value of liability related to deferred stock unit plan		1,293	510	1,323	804
Interest income		(100)	(84)	(200)	(149)
Interest received (paid)		167	(231)	303	(210)
Effect of change of foreign exchange		(388)	210	(1,236)	152
Accretion expense		242	384	524	802
Change in fair value of warrant liability and foreign currency gain		–	4,020	–	5,929
		(1,414)	(3,986)	(4,060)	(3,289)
Changes in operating assets and liabilities:
Trade and other receivables		(3,498)	(1,840)	(369)	(1,256)
Inventories		(1,748)	(40)	(1,728)	452
Prepaid expenses		12	189	(135)	165
Accounts payable and accrued liabilities		2,113	5,682	425	6,292
Provisions		407	(93)	594	108

		(2,714)	3,898	(1,213)	5,761

Cash flows (used in) from operating activities		(4,128)	(88)	(5,273)	2,472
Financing
Repayment of long-term obligation		(5,137)	(5,390)	(5,137)	(5,390)
Proceeds from public issue of common shares		–	–	–	16,501
Share issue costs		–	(42)	–	(1,425)
Proceeds from exercise of stock options		284	17	321	25
Proceeds from exercise of broker warrants		–	–	–	298
Proceeds from exercise of common share purchase warrants		–	4,561	–	4,561
Proceeds from exercise of broker options		122	434	122	434

Cash flows (used in) from financing activities		(4,731)	(420)	(4,694)	15,004

Investing
Acquisition of bonds and money market funds		(6,995)	(16,470)	(17,918)	(32,129)
Proceeds from sale of bonds and money market funds		16,646	13,867	27,869	17,757
Acquisition of intangible assets		–	(40)	(21)	(40)
Proceeds from disposal of derivative financial assets		–	–	33	–
Acquisition of property and equipment		(5)	(42)	(5)	(42)

Cash flows from (used in) investing activities		9,646	(2,685)	9,958	(14,454)

Net change in cash		787	(3,193)	(9)	3,022
Cash, beginning of period		1,736	7,261	1,760	1,059
Effect of foreign exchange on cash		508	5	1,280	(8)

Cash, end of period		3,031	4,073	3,031	4,073

See Note 9 for other information.

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of Canadian dollars)

Periods ended May 31, 2018 and 2017

(Unaudited)

Theratechnologies Inc. is a specialty pharmaceutical company addressing unmet medical needs to promote healthy living and an improved quality of life among HIV patients.

The interim consolidated financial statements include the accounts of Theratechnologies Inc. and its wholly owned subsidiaries (together referred to as the “Company”, and individually as the “subsidiaries of the Company”).

Theratechnologies Inc. is governed by the Business Corporations Act (Québec) and is domiciled in Québec, Canada. The Company is located at 2015 Peel Street, 5th floor, Montréal, Québec, H3A 1T8.

1.	Basis of preparation:

(a)	Accounting framework:

These unaudited interim consolidated financial statements (“interim financial statements”), including comparative information, have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

Certain information, in particular the accompanying notes normally included in the annual consolidated financial statements prepared in accordance with IFRS, has been omitted or condensed. These interim consolidated financial statements do not include all disclosures required under IFRS and, accordingly, should be read in conjunction with the annual consolidated financial statements for the year ended November 30, 2017, and the notes thereto. These interim consolidated financial statements have not been reviewed by the Company’s auditors.

These interim consolidated financial statements have been authorized for issue by the Company’s Audit Committee on July 4, 2018.

(b)	Summary of accounting policies:

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual consolidated financial statements as at November 30, 2017.

(c)	Basis of measurement:

The Company’s interim consolidated financial statements have been prepared on a going concern and historical cost basis, except for available-for-sale financial assets, derivative financial assets, liabilities related to the deferred stock unit plan and derivative financial liabilities, which are measured at fair value.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Periods ended May 31, 2018 and 2017

(Unaudited)

1.	Basis of preparation (continued):

(d)	Use of estimates and judgments:

The preparation of the Company’s interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, and the reported amounts of revenues and expenses during the reporting periods.

Information about critical judgments in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the interim consolidated financial statements are disclosed in Note 1 of the annual consolidated financial statements as at November 30, 2017.

(e)	Functional and presentation currency:

The Company’s functional currency is the United States dollar (“USD”).

These interim financial statements are presented in Canadian dollars (“CAD”) since management believes that this currency is more useful for the users of these financial statements. The exchange difference resulting from the translation is included in “Accumulated other comprehensive income” presented in equity.

All financial information presented in CAD has been rounded to the nearest thousand.

2.	Recent changes in accounting standards:

Amendments adopted

Amendments to IAS 7

On January 7, 2016, the IASB issued Disclosure Initiative (amendments to IAS 7). The amendments require disclosures that enable users of consolidated financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. One way to meet this new disclosure requirement is to provide a reconciliation between the opening and closing balances for liabilities from financing activities. The required disclosures are provided in Note 7.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Periods ended May 31, 2018 and 2017

(Unaudited)

3.	Selling and market development expenses:

		For the three-month periods
		ended May 31,
		2018	2017

		$	$

	Selling and market development expenses	7,119	6,682
	Amortization of intangible assets	532	509

		7,651	7,191

		For the six-month periods
		ended May 31,
		2018	2017

		$	$

	Selling and market development expenses	13,336	9,950
	Amortization of intangible assets	1,008	1,008

		14,344	10,958

4.	Finance income and finance costs:

		For the three-month periods
		ended May 31,
		2018	2017

		$	$

	Interest income	100	84

	Finance income	100	84

	Accretion expense	(242)	(384)
	Bank charges	(22)	(23)
	Net foreign currency gain	(117)	(241)
	Gain (loss) on financial instruments carried at fair value	13	(3,977)

	Finance costs	(368)	(4,625)

	Net finance cost recognized in net profit or loss	(268)	(4,541)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Periods ended May 31, 2018 and 2017

(Unaudited)

4.	Finance income and finance costs (continued):

	For the six-month periods ended May 31,
	2018	2017

	$	$

Interest income	200	149

Finance income	200	149

Accretion expense	(524)	(802)
Bank charges	(17)	(32)
Net foreign currency gain	(35)	(171)
Gain (loss) on financial instruments carried at fair value	13	(5,892)

Finance costs	(563)	(6,897)

Net finance cost recognized in net profit or loss	(363)	(6,748)

5.	Inventories:

“Cost of sales - other production-related (income) costs” includes the reversal of a previously recognized inventory write-down of $1 for the three and six-month periods ended May 31, 2018 (2017 - nil).

“Cost of sales - cost of goods sold” includes the reversal of inventory write-downs of $3 for the three and six-month periods ended May 31, 2018 (2017 - $47).

6.	Provisions:

	Chargebacks and rebates	Returns	Total

	$	$	$

Balance as at November 30, 2017	639	114	753

Provisions made	4,416	59	4,475
Provisions used	(3,878)	(3)	(3,881)
Effect of changes in exchange rate	11	2	13

Balance as at May 31, 2018	1,188	172	1,360

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Periods ended May 31, 2018 and 2017

(Unaudited)

7.	Long-term obligation:

	May 31, 2018	November 30, 2017

	$	$

Early termination fee	4,617	9,219
Current portion	(4,617)	(4,676)

	–	4,543

Under the terms of the agreement terminating the collaboration and licensing agreement with EMD Serono, lnc. (the “EMD Serono Termination Agreement”) entered into on December 13, 2013, the Company agreed to pay an early termination fee of US$20,000 (the “Early Termination Fee”). ln 2015, the Company restructured the amount and payment terms of the Early Termination Fee. Under the new terms, payments totalling US$4,168 were paid in 2015 (previously US$4,000). The remaining annual payments of US$4,000 were unchanged and are due on May 1 of each year beginning on May 1, 2016 up to May 1, 2019, bringing the total Early Termination Fee to US$20,168 as at May 31, 2018, of which US$4,000 remain payable.

The obligation was initially recognized at fair value and is considered Level 3 in the fair value hierarchy for financial instruments. The valuation model considered the present value of expected payments, discounted using a risk-adjusted discount rate. The significant unobservable input used is the risk-adjusted discount rate of 13.5%.

The movement in the long-term obligation for the current period is as follows:

Balance as at November 30, 2017	$9,219

Payment	(5,137)
Accretion expense	524
Effect of changes in exchange rate	11

Balance as at May 31, 2018	$4,617

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Periods ended May 31, 2018 and 2017

(Unaudited)

7.	Long-term obligation (continued):

The long-term obligation of $5,182 (US$4,000) payable consists of the following as at May 31, 2018:

	Capital	Imputed interest	Total

	$	$	$

Less than one year	4,566	616	5,182

See Subsequent events, Note 14(b).

8.	Share capital:

(a)	Stock option plan:

The Company has established a stock option plan under which it may grant its directors, officers, employees, researchers and consultants non-transferable options for the purchase of common shares. The exercise date of an option may not be later than ten years after the grant date. A maximum number of 6,580,000 options can be granted under the plan. Generally, the options vest at the date of the grant or over a period of up to five years. As at May 31, 2018, 1,950,762 options were available to be granted by the Company (May 31, 2017 - 2,125,306).

All options are to be settled by the physical delivery of the shares.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Periods ended May 31, 2018 and 2017

(Unaudited)

8.	Share capital (continued):

(a)	Stock option plan (continued):

Changes in the number of options outstanding were as follows:

	Number of options	Weighted average exercise price per option

		$

Options as at November 30, 2016	2,242,369	2.17
Granted	350,000	6.13
Expired	(123,000)	8.25
Exercised (share price: $6.01)	(52,834)	0.47

Options as at May 31, 2017	2,416,535	2.47

Options as at November 30, 2017	2,335,895	2.21
Granted	251,544	9.56
Expired	(2,000)	8.50
Exercised (share price: $9.56)	(193,068)	1.66

Options as at May 31, 2018	2,392,371	3.02

During the six-month period ended May 31, 2018, $633 (2017 - $617) were recorded as share-based compensation expense for the stock option plan.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Periods ended May 31, 2018 and 2017

(Unaudited)

8.	Share capital (continued):

(a)	Stock option plan (continued):

The fair value of options granted was estimated at the grant date using the Black-Scholes model and the following weighted average assumptions:

	For the six-month periods ended May 31,
	2018	2017

Risk-free interest rate	2.14%	1.52%
Expected volatility	47%	55%
Average option life	7 years	8 years
Expected dividends	–	–
Grant-date share price	$9.56	$6.13
Option exercise price	$9.56	$6.13

The risk-free interest rate is based on the implied yield on a Canadian government zero-coupon issue, with a remaining term equal to the expected term of the option. The volatility is based on weighted average historical volatility adjusted for changes expected due to publicly available information. The life of the options is estimated taking into consideration the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

The following table summarizes the weighted average fair value of stock options granted during the periods ended:

		For the three and six-month periods ended May 31,
		2018		2017

	Number of options	Weighted average grant-date fair value	Number of options	Weighted average grant-date fair value

		$		$

Options granted	251,544	4.63	350,000	3.43

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Periods ended May 31, 2018 and 2017

(Unaudited)

8.	Share capital (continued):

(b)	Loss per share:

For the six-month period ended May 31, 2018, the calculation of basic loss per share was based on the net loss attributable to common shareholders of the Company of $5,087 (2017 - $11,352), and a weighted average number of common shares outstanding of 75,180,068 (2017 - 72,222,825), calculated as follows:

	For the three-month periods
	ended May 31,
	2018	2017

Issued common shares as at March 1	74,977,050	71,450,903
Effect of share options exercised	110,657	20,109
Effect of exercise of broker options	21,188	64,999
Effect of exercise of common shares purchase warrants	–	998,760
Effect of issue of common shares - TaiMed	270,430	748,498
Weighted average number of common shares	75,379,325	73,283,269

	For the six-month periods
	ended May 31,
	2018	2017

Issued common shares as at December 1	74,962,050	65,996,069
Effect of share options exercised	70,607	14,424
Effect of public issue of common shares	–	5,206,011
Effect of exercise of broker warrants	–	90,235
Effect of exercise of broker options	10,710	32,856
Effect of exercise of common shares purchase warrants	–	504,868
Effect of issue of common shares - TaiMed	136,701	378,362
Weighted average number of common shares	75,180,068	72,222,825

For the three and six-month periods ended May 31, 2018, 2,392,371 share options (2017 - 2,416,535 share options) that may potentially dilute earnings per share in the future, were excluded from the weighted average number of diluted common shares calculation as their effect would have been anti-dilutive.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Periods ended May 31, 2018 and 2017

(Unaudited)

8.	Share capital (continued):

(c)	Issuance of common shares - TaiMed:

On May 15, 2018, the Company issued 1,463,505 common shares with a value of US$4 million, in connection with an initial payment and milestone payment under the amended and restated distribution and marketing agreement entered into with TaiMed Biologics, Inc. (“TaiMed”) on March 6, 2017, granting the Company the exclusive right to market and distribute ibalizumab in Canada, the United States and certain countries in Europe. The share-based payment of $5.215 million (US$4 million) was initially recognized as contributed surplus, pending the issuance of the common shares. As the common shares have been issued, the Company has reclassified the amount within its equity accounts, from contributed surplus to common shares.

9.	Other information:

The Company entered into the following transactions, which had no impact on the cash flows:

	May 31,	May 31,
	2018	2017
	$	$

Additions to intangible assets included in accounts payable and accrued liabilities	–	45
Share issue costs included in contributed surplus	–	183
Reclassification of contributed surplus upon issuance of common shares to TaiMed	5,215	4,001
Reclassification of warrant liability to share capital upon exercise of common share purchase warrants	–	4,130

10.	Financial instruments:

The nature and extent of the Company’s exposure to risks arising from financial instruments are consistent with the disclosure in the annual consolidated financial statements as at November 30, 2017.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Periods ended May 31, 2018 and 2017

(Unaudited)

11.	Determination of fair values:

Certain of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Financial assets and financial liabilities measured at fair value:

In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:

Level 1:	Defined as observable inputs such as quoted prices in active markets.

Level 2:	Defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3:	Defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

Other financial assets and financial liabilities:

The Company has determined that the carrying values of its short-term financial assets and financial liabilities, including cash, trade and other receivables and accounts payable and accrued liabilities, approximate their fair value because of the relatively short period to maturity of the instruments.

Bonds and money market funds and derivative financial assets and liabilities are stated at estimated fair value, determined by inputs that are primarily based on broker quotes at the reporting date (Level 2).

Long-term obligation:

The obligation was initially recognized at fair value and is considered Level 3 in the fair value hierarchy for financial instruments. The valuation model considered the present value of expected payments discounted using a risk-adjusted discount rate. The significant unobservable input used is the risk-adjusted discount rate of 13.5%. The Company has determined that the carrying value of the obligation approximates its fair value.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Periods ended May 31, 2018 and 2017

(Unaudited)

11.	Determination of fair values (continued):

Share-based payment transactions:

The fair value of the employee stock options is measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historical volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

The fair value (Level 2) of the share-based payment arrangement to purchase the commercialization rights of Trogarzo™ was determined using the fixed value to be paid in common shares. That value will remain the same even if the Company’s common share price fluctuates on the market.

The deferred stock units liability of $2,713 included in Accounts payable and accrued liabilities is recognized at fair value and considered Level 2 in the fair value hierarchy for financial instruments. The fair value is determined using the quoted price of the common shares of the Company.

12.	Commitments:

Post-approval commitments:

On May 1, 2018, the Company has been released from its last post-approval commitments by the United States Food and Drug Administration (refer to Note 25(e) of the Company’s consolidated financial statements for the year ended November 30, 2017).

13.	Operating segments:

The Company has a single operating segment. Almost all of the Company’s revenues are generated from one customer, RxCrossroads, which is domiciled in the United States.

	2018	2017
	$	$

RxCrossroads	22,271	18,764

Others	273	287
	22,544	19,051

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of Canadian dollars, except per share amounts)

Periods ended May 31, 2018 and 2017

(Unaudited)

13.	Operating segments (continued):

All of the Company’s non-current assets are located in Canada as is the Company’s head office.

14.	Subsequent events:

(a)	Public offering of convertible unsecured senior notes (the “Notes”):

On June 19, 2018, the Company closed a Notes offering of convertible unsecured senior notes having an aggregate principal amount of US$57,500 including the exercise in full of the over-allotment option. The Notes will bear interest at an annual rate of 5.75% and are convertible into common shares at a conversion price of US$14.85 per common share. The maturity date of the Notes is June 30, 2023.

(b)	Renegotiated Agreement with EMD Serono:

On May 30, 2018, the Company entered into an agreement (the “Renegotiated Agreement”) with EMD Serono, Inc. to immediately pay all outstanding obligations stemming from the Termination Agreement. Remaining contractual obligations with EMD Serono, Inc. totalled US$28,200, which was comprised of a US$4,000 payment due in May 2019, and US$24,200 in royalties, payable over the next four or five years. The Renegotiated Agreement allowed the Company to make a one lump sum payment of US$23,850. The transaction was subject to the closing of the Notes offering which occurred on June 19, 2018.

The Renegotiated Agreement enabled the Company to eliminate quarterly royalty payments due on sales of EGRIFTA® in the United States.